 Exhibit 99.3

Press Conference

PRESS CONFERENCE

October 10, 2014

CORPORATE PARTICIPANTS

Dr. Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Srikantan Moorthy

Senior Vice President & Group Head – Human Resources

Press

Ayushman

Cogencis Newswires

Itika

Business Standard

Vishal

VCCircle

Chandra

Vishal

VCCircle

Sujit John

Times of India

Niveda

Reuters News

Dearton Hector

CNBC

Shirish

Bloomberg

Varun Sood

The Economic Times

Vishal Sikka

Good afternoon everyone. I want to quickly walk you through the strategy for Infosys that we see ahead of us and after that Pravin and Rajiv as well as many of the members of the Infosys leadership team will join me in answering your questions.

I titled my presentation “The Human Revolution.” We see that the world around us is being reshaped by software and software driven technologies in a very fundamental and profound way. That transformation is something that is affecting every industry and indeed every business and as a result of that, pervasive digital transformation. We see that there is a great opportunity for every company to transform itself and a simple framework that I have used to articulate this strategy is here, a software led transformation of every company and of course this applies to Infosys, to our company and this strategy has basically a duality. Duality is that every business is on the one hand looking to renew its core and at the same time to innovate into new areas. And this duality of renewal of their core and the innovation into new areas is framed within an outer frame that we can call culture. It is a culture, a context that a company creates, a culture of learning, of creativity, of imagination and a culture of purpose. I believe this applies to every company because no company can transform itself unless its workforce, its employees, its culture moves into the next generation that the company needs to or looks to go into and in order to re-skill this workforce to get the workforce to think differently and understand the new business realities, the new business models, the new systems that are needed, you need to learn, you need to educate yourself. So this duality surrounded by the culture applies to every business and also to our business.

When we look at renew, the renew dimension is about renewing and rethinking the existing systems and processes of the business. This means getting better at the existing business, improving the existing systems, getting more value out of them, to make them more relevant to the emerging world of the future. In IT world, this means re-platforming or bringing the cloud reality to the systems or bringing the cloud scale, the elasticity, the economics to the systems, but also to expose, to instrument and integrate the existing systems for mobility to connect them to the world of sensors and internet of things to intelligence systems as well as to analytics and big data. So basically taking the existing systems that are serving the current needs of the business and evolving that to be relevant into the emerging world and thereby achieving increased operational efficiency, increased productivity, getting more economic value out of the existing systems. For this world, for this part of this duality for the renew part, I believe that Infosys must look into amplifying the abilities of our clients not only augmenting them and at the same time there is the new dimension where we are increasingly looking at software driven ways, businesses are looking at software driven ways to connect the value chain, to connect their ecosystem and find new ways to engage with and understand their customers, new ways to get into new markets, to explore new areas and new business models to serve this new realties and then culture I already talked about, learning and education, engaging with employees and finding the core purpose.

For us at Infosys, the same three dimensions apply. For us, renew means renewal of our existing businesses. All our existing service offerings, service lines will see this renewal in BPO for example and that renewal will be led by automation, with artificial intelligence technologies, by innovation as well as by achieving much better operational excellence in the work that we do and this applies to everything to all our existing services. So it is not that something will stay back as it was and so on, but everything that we do will be renewed from business process outsourcing BPO. Clients are no longer interested in previous generation ways where you are simply augmenting for cheaper prices but in innovation and business processes, in business process efficiency and new outcomes using automation to dramatically improve the productivity of the people.

In IMS for example, automation can lead to a dramatic improvement in the efficiency of IMS. So similarly every service line that we have can be evolved to deal with this new reality with automation, with innovation, and with our operational excellence and at the same time we are renewing our work in the IP oriented areas like Finacle, like EdgeVerve and the platforms under tools work that we are starting to do and we are bringing this, augmenting these existing services renewal with new kinds of things that they are bringing such as the Infosys platform on big data. We recently started to see extremely encouraging results. In this area, we have started many POCs already with clients with artificial intelligence led innovation and new kinds of applications as well as with new services done such as design thinking where we can work together with our clients on co-creating new kinds of solutions and we are at the same time redoubling our efforts in education. This is a picture of our beautiful Mysore campus. I have been around dozens of universities in my life and I have never seen anything like this. The way we work there, the way we teach there is exemplary and we are significantly increasing our focus on education, on learning there. Also in bringing new kinds of techniques that we bring to rescale and upscale our employees. In these new areas, we just launched an artificial intelligence class. We are doing a massive embrace of teaching design thinking to our employees and to recreate a culture of learning of continuously learning or free learning for all of us for each one of us for life. So that is the basic idea. I did my Ph.D and my graduate education in artificial intelligence and people tell me these days that this automation will make us less relevant that will make us replaced by our humanity will be replaced by or made irrelevant by technology and I think that is complete nonsense.

Ever since the industrial revolution or even before that, technology has always served to empower people to amplify their reach to enable us to do more and it will continue to do so. AI based techniques will further amplify our reach. It will make us more productive, it will make us focus on delivering more value on creating, on bringing our creativity to life in new areas, and I believe that in the end it will enable us to do what Prof. Mashelkar once said to ‘do more with less for more’. And I think that is an incredibly exciting thought. I think of that as a human revolution in a way like the Green Revolution a few decades ago dramatically improved the productivity of agriculture, of our farmers. I believe that technology and education, computing and learning and surrounding ourselves and equipping ourselves with great next generation technology will help us create a revolution of human productivity which we can call The Human Revolution. These are all of course early days, these are early thoughts, but a key difference is that we are already executing on these. The first results of each one of these areas that I have articulated have already been put into place. We are already seeing results of that and of course we have seen the results of that in the quarterly results announcement that we have done today and we are really excited about the future that we are entering into. We have a debt management team and together we are looking forward to bringing this strategy to life. I also want to say that this is still early and high level and over the next 1-2 quarters, we will articulate this in much more detail, much more precision around investments and around forecasts and outlooks and I look forward to doing that with you but for now this is where we are. It is an exciting day and exciting time for all of us at Infosys and with that I would like to, Rajiv, Pravin do you guys want to say anything?

Rajiv Bansal

No, I think we will throw the floor open for questions.

Vishal Sikka

Let throw the floor open for some questions.

Ayushman

Ayushman here from Cogencis Newswires. Infosys 3.0 has so far been the most visible strategy of the company. So is this new strategy of yours part an extension of that Infosys 3.0 or is it part of an extremely new strategy that you have come across?

Vishal Sikka

I think it is wrong to think of this in the context of any of the work that we did in the past. Obviously this is not a radically new idea that I am proposing. Nature renews itself continuously and new things continue to happen. So I prefer not to look back what Infosys 3.0 was and was not. I think what we have laid out here is a sort of ideas which we believe are highly relevant to the industry and to the client that we are emerging into, the future that we are emerging into and one key here is that each one of these ideas albeit early is already in execution and the first signs of this are already here.

Ayushman

And we have seen revenues from the India business go down. Can you just throw some light on that?

Pravin Rao

In India business in the last few quarters, we have actually consciously slowed down because we have had some challenges in some of the projects executed particularly in the government area. So the project which we are doing is executing well, but we have had challenges in terms of payments and other things. So we have consciously slowed down, but right now with the new government’s thrust on digital and smart cities and so on, we will start taking a fresh look at it and we believe that there may be some opportunities. So over a period of time I think we can see some growth coming back.

Itika

Dr. Sikka, this is Itika from Business Standard. While you discuss all these new technologies and the new focus that you will have, one doubt always remains about how you are going to manage the traditional versus the new. Could you please throw some color on that whether the traditional will just stop being a focus area or how do you do this? Thank you.

Vishal Sikka

I think one key point that I want to make this very clear and I want to reemphasize this, if it was not clear earlier, is that this is not about leaving something behind. What I have proposed, what I am proposing is that we renew everything that we do today. Every service line that we offer in every geography for every industry, we renew that using this triple combination of focus on business outcomes and value with new kinds of business models and so forth, of bringing automation, bringing next generation technologies, bringing advances to the way that we run those businesses as well as to a great focus on business outcome with operational excellence and so on. So that applies to everything that we do. Each existing business, whether it is BPO or IMS, application development and maintenance, we are launching an individual set of priority. I outline many of this earlier today in the earnings call and you can look at the transcript of that for each one of the service lines that I spoke about and how that will be evolved. So it is not about leaving something behind, but it is about moving the whole thing forward together and then in addition to renewing all our existing service lines, it is about adding new additional kinds of capabilities to that and like this co-creation with clients or with design thinking like offering new kinds of applications which are next generation application based on artificial intelligence and so forth, the big data, machine learning applications and working with startups and things of this nature. So it is about taking the existing services that we are offering and renewing these and then complementing or augmenting those with new kinds of services.

Vishal

Mr. Sikka, Vishal here from VCCircle. My question to you is about startups. I think in many of the areas that you discussed like big data, analytics, cloud services, they augment future business very well. So are you looking at a fund for these startups and you mentioned in the analyst call that acquisitions will be a major part of your strategy. Would you like to shed some light on that?

Vishal Sikka

I think first of all I have to compliment you on having a great first name. The work with regard to the startups has three different dimensions to it. The first one is that we at Infosys can be a great accelerator of the roadmap of the startup companies. See once a startup raises financing, they have the ability to fund engineering but usually they do not have time. They need reach. They need scale. They need their functionality done quickly and we can be a great enabler of their ability to get to their roadmap faster, so in that sense extending and amplifying their engineering team and their operations. So that is one great area that we are very excited about. We already have several startups that we are working in this dimension. The second dimension of the work with startups is to bring them to our clients together. In many cases we work with clients. We have large scale wide scope solutions that we offer and we can have an offering there where we can bring startups to fill a particular piece of the puzzle and so on. So joint go-to-market is the second one and we are starting to do this as well and then the third dimension is where we can invest in the startups. So we have a $100 mn fund and we are starting to make the first investment from this one. So that is the work that we do with startups. I think the second part of your thing was about M&A and it is not a major part of the strategy that I have outlined. I think major would be a wrong word to use but it is a key part of, key element of the direction forward. It is something that we are very interested in but it is not from a purpose of growing because of acquiring some yesterday’s company but focusing on the future, enhancing our capabilities and our skills with small companies with great technology, with great people that augment and complement our skills and our capabilities and so forth.

Chandra

Vishal, you spoke about renewing the core by adding new solutions to the traditional businesses that you have. Have you already started doing this? Will it happen with existing clients, with new clients and how will it change the way you price contracts, structure contracts going forward?

Vishal Sikka

Yes, we are already starting to do that Chandra. The key here is again, see it takes many different forms. The simplest one is where we take an existing client and an existing offering and we improve the way that we do that. So we improve the way that we do BPO for an existing customer. We improve the way that we do IMS for an existing customer or even I mentioned earlier the example of a large financial institution who is our client and we talked about how IVS, a very simple thing like QA of a software can be dramatically improved with better technology. So that is one example. The second example is where we continue to do the existing work and renew that but add new kinds of capabilities to them, new services, new projects, new offerings and so forth. Then Sandeep who I was looking for must be doing something more important than this. He has started to work with many of his clients. Many of our other segment leaders have started to work with their clients on bringing in new kinds of projects, design thinking projects, big data projects and so forth to complement the work that we are already doing with them and these are new things and in some cases you are right. We do have new business models here where we price based on value delivered on 90-day cycles with extreme agility and so forth. So we are starting the first of these kinds of engagements and then the third dimension is where we have a new client or where we just start a completely new kind of an engagement and then here the traditional services even though we reline them are not there yet but we are starting in a completely new path and hopefully over time then that relationship expands into bringing other kinds of services there as well. So it is all of these.

Itika

Hi Vishal, Itika again. We had several media reports over the past few weeks talking about lot of your former SAP colleagues coming and joining leadership positions at Infosys. Could you share details about it? Who has joined?

Vishal Sikka

Well, a few of my friends and colleagues have joined. But also some many colleagues have joined from outside. There is not any, I would say handful of people. I would not read anything great into it. It is a relatively common thing when a senior executive leaves the company; they have several people who then decide to come and work with them again and so forth. SAP is a great partner for us. We have a very distinguished partnership with SAP which we are very excited about taking to a whole new level. I recently met with Gerhard in Berlin in our Confluence. So there are many exciting areas that we are working on together. We believe that we can be the best SAP partner in the world and we are excited about that. I have lots of friends there. Of course I spent more than a quarter of my life at SAP. So I have hundreds if not thousands of friends there. So I would not read anything significant into this.

Participant

Vishal, you said M&A is not a major part but coming on the back of Cognizant’s $2 bn buy of TriZetto, has that sort of put pressure because the immediate question was what is Infosys going to do now?

Vishal Sikka

No, absolutely not. Every company decides what is the right thing for them. We wish them the best on that endeavor and as I mentioned we are interested in acquiring companies that bring us unique skills and capabilities and technologies that help us to go into the areas that we find strategic for our future and we will look for those and do those. We are not interested in acquiring a previous generation company, no matter how big or small. But we would rather focus on the future.

Participant

First of all Mr. Leo Apotheker sends you his best regards. Said to say hi to you and all the best. Second design led thinking and delivering software services requires a whole new change in mind set. I just want to know how you plan to do this while boutique design firms can do it really easily with compact teams. How are you going to approach it? Is it going to be top down? Is it going to be bottom down? Is it going to be all pervasive because learning takes time you know that and turning a bunch of techies into thing is like, I do not know. It is like an oxymoron. How do you intent to start? Is it going to be a cell, a design cell, which will have a multidisciplinary team and who will it consists of? What levels? Will it be top down, bottom down? Thank you.

Vishal Sikka

First of all my very best to Leo as well. He is a great mentor and was my boss at SAP and I learnt a lot from him. I have a great relationship with him. So I wish him the very best. With regard to design, I think in order to achieve the goal that we have laid out for ourselves; we are in the process of doing a very large scale, broad and deep embrace of design thinking. Of course we have a design team. So Sanjay Rajagopalan is our head of design. We have a CDG, a communication design group which focuses on this. So which by our terminology would classify as a boutique design practice within the company and will continue to enhance that and make that bigger and bring the modern design techniques to that and so forth. But what we have in mind is to bring design thinking everywhere and that means that multiple dimensions of work has to be done there. We are already starting to do that. We have done the first exercises for our senior management team, for our executive management team. We all went to Stanford. It was written about heavily here. Also the second level management has to a large degree already taken the first set of trainings in design thinking. So that has already happened for our consulting leadership team, for our sales leadership team and many of our product leadership teams. But beyond that, in order to bring design to a much wider scale across the company, we have started to do work with the first training session for our trainers have happened. So a few of our key educators have already been trained. I have already taken the first trainings on design thinking and they are now in the process of implementing new classes that tens of thousands of Infoscions can start to take and that is something that you will see. I mean, our aspiration is to get tens of thousands of the first 25,000s or so of Infoscions to get a first training in design thinking already within this year.

Sujit John

Sujit John from the Times of India. Vishal, stock markets, and many of us are always interested. You are trying to do a big transformation. The objective is what, is it you are trying to catch up with industry growth rates in India; are you trying to raise your profit margins to a certain number; what is the larger vision that is driving you here?

Vishal Sikka

Sujit, the larger vision is of course to do all of the above. Our aspiration here is we believe a company that can renew the kinds of existing services that we offer in BPO, IMS, application development, package implementation and so on where a dramatic improvement in productivity and innovation can be achieved and also bring new kinds of services at the same time for clients. We believe that such a company is a next generation services company. So we are not interested in being a previous generation services company. We are interested in having Infosys be a next generation leading services company. We believe that such a services company can achieve significant growth at higher margins and that is our aspiration. We believe that we can be the best among in such a future that we aspire to. So that is our goal and that will mean all of the dimensions that you have talked about not only focusing on any one particular one. We will have to invest in new areas and so forth. Unfortunately it is too early for me to be any more precise or quantitative with you on that and you have known me for many years and as we get those quantitative details and as we better articulate our strategy into more business, into more detailed business plans, we will look forward to sharing those with all of you.

Niveda

Niveda from Reuters News. I was just wondering with so much focus on new tech, is there some sort of an internal goal or are you thinking of how much of your overall revenue is going to come from new technologies that you guys are focusing on?

Vishal Sikka

I think that the simple way to articulate the strategy that I mentioned earlier is that 100% of our revenue will come from the renew and the new services. I think we have many of these services already. So digital is a business unit that we have led by Suri and we believe we can expand our business in this area dramatically. Similarly in bringing more benefits of cloud computing to our infrastructure management business unit that we are looking forward to doing. So I would not break that down into any particular number right now. Of course vast majority of our revenue today comes from our existing services and we will continue to renew those and that will lead to a growth there. But at the same time we will complement that with new kinds of services and there will be small for the foreseeable future. But overtime they will have two effects – one is that they will continue to become a bigger and bigger part of our business and influence bigger and bigger work forces in the company, but also at the same time they will become drivers for more of the traditional redesign services and so on. Application Development has been, for example, a big part of Infosys since our founding and it continues to be a very large part of our business and I expect that for the foreseeable future this will continue to be the case. So, it is not so much about which ones will grow how much, but it is really what I said tongue-in-cheek that the renew plus new is the entire company and new will obviously be initially a small part of it, but then again the interesting thing about such a strategy of renew plus new is that at any given point in time there is always something new and it is always small and it is always the next generation thing and so on, so that is how it goes.

Participant

And when you are talking about inorganic partnerships, is there geographic specific or what sort of _____

Vishal Sikka

Yes, all of that, some of those are regional ones, some are industry oriented ones, some are technical layers oriented ones and there is massive startup activity here in India, of course, then the valley in Berlin, in Israel, in China, in Ireland and many places. So we want to work with startups wherever they are.

Dearton Hector

Hi, this is Dearton Hector from CNBC. Infosys sort of always been considered as one of the best employers in the country ranked by many newspapers and magazines, but even though there is consistent effort from your parts to impress the shareholders. Why is the attrition rates so high, are the employees unhappy?

Vishal Sikka

Maybe I can start and Tan you can answer. Over the last year or so there has been a lot going on here and many of the things that you see with the attrition is a legacy all over and the sort of the natural latency of how this works. Our goal was that in 3 to 4-months the attrition rates start to come down and as you can see in the month-over-month rates even though the overall attrition on an LTM basis continues to be very high and we are not happy about that, but when you look into a month-by-month from July to September you find that the attrition rates are coming down and that is an encouraging sign that I believe is a result of tremendous effort that we have put in on many of the things and Pravin and Tan can talk about this but as well as helping in employees see a great future ahead, helping employees see a great relevance to the work that they do, which is of importance to clients a purposeful work and I believe that we are starting to see all of that. So if you look at these numbers over the next 12 month I believe that you will start to see them come down to a much more traditional levels.

Participant

Mr. Sikka, I was not talking about the future actually. I do not think you answered my question. My question was that are the employees unhappy?

Srikantan Moorthy

So of course you got the number on attrition. We, in fact, concluded an employee survey and more than a 100,000 people participated in the survey over a 2-week period. While we are analyzing the results it is very clear that the engagement level is very high just from the numbers of the people that participated in the survey and now looking at what they have said and acting on it. Two, when we did the murmuration initiative little while ago when Vishal joined, Vishal and Pravin conducted it and the number of people again who came back and provided ideas, more than 2,600 ideas came through, we shortlisted them, we picked 10, employees were allowed to rank their ideas. So the amount of engagement is significantly high and I think all of those are demonstrated in the reduction in the attrition numbers now. So, I would not say that employees are unhappy.

Participant

While laying out your strategy what you said over the period of time you will explain it further, you said it is not radically different from what it was earlier, and you said the results of some of the strategy are reflected in the quarterly numbers now. Can you just give specific examples in the numbers where you are seeing the impact is really being felt? Suppose, for example, we are talking about some 98 to 100 basis points of margin expansion. Is it because of that strategy or the strategy for the radical cost rationalization structure that Mr. Murthy had put out, because of that? And another say kind of client addition; 46 people are comparing with the previous quarter addition, they are saying it is a lesser number. Where exactly you are seeing those impacts being felt? Second part is you mentioned about there will be greater focus in business outcome. What about the focus on profitable growth, the previous generation of leaders have been laying a lot of importance on that? What is your strategy with regard to the margin front? Will all this new initiatives or whatever strategy you are putting, it may require lots of investment into that, will it impact the margin point of view or are you not bothered if there will be margin dilution?

Vishal Sikka

I think that the nature of the Services business is such that the sales process and then the delivery of the projects and the skilling of the people and hiring of the capabilities and developing their capabilities and so on, it takes time. So when you start to see meaningful results it will take some time. However, we already started to see first results within this quarter, primarily driven by operational excellence, primarily driven by some enhancement, some new deals that we have done in new areas, it is too early to start to break these things down, I mean, this is we have barely started here, but, yes, we already have some examples of new deals that we have done within this quarter as well as some enhancements to the existing clients work that we have been doing because of the new stuff in Big Data or Design and so on which has started to show excitement in the clients, that starts to show in their willingness to work with us in new areas and in helping close deals which is perhaps otherwise would not have closed with us, etc., So it is too early to break these down in a more meaningful way, but we certainly have started to see the results of this, both the new offerings and the new attitude in the results that you see today. And then on the growth and innovation, focus on business outcomes, what Mr. Murthy used to call the ‘Consistent Profitable Growth’ all of these can be achieved simultaneously, it is not one versus the other, and that is our objective, I mentioned this in our earnings call earlier that ‘Consistent Profitable Growth’ is what we are aiming to get back to as well as industry leading growth over time.

Participant

_____

Rajiv Bansal

As a CFO there is always an opportunity to cut something, right, and I would want to optimize as much as possible. The whole idea is that we are at a stage where we need to invest money back in the business as Vishal was saying and there is a lot of investments required in the business. Now where does the money come from? The money has to come from cutting unnecessary costs and that is what the focus has been. We are also very clearly articulating that we would work in a narrow band of the margin for the near term so that we are able to plough the money back into the business to accelerate and sustain our growth and that is the primary objective right now. So there is still opportunities to cut cost. I think our operational performance this quarter clearly shows that we can actually perform at a very high level on every front, be it utilization, be it optimization of cost, be it sales productivity, revenue productivity or whatever. So there is still opportunity for improvement. I think all the segment heads who are sitting here have committed to continue on this path and keep cutting costs and become more productive and it will show up on the numbers over a period of time.

Participant

_____

Vishal Sikka

Before you start can I give a personal answer to those two questions? If attrition is defined as the people living on their own when we would want to keep them, then the number I would be comfortable with is zero. The other answer to your other question about how many have come back is many.

Pravin Rao

Historically, we have always had attrition of 13% to 15% and that is natural in this industry. Given the amount of emphasis we place on training and enablement and other things, Infoscions are always a target for our competitors. So we have always been comfortable dealing with 13 to 15% and that is where we would expect it to be. We have taken a lot of measures over the last 2-3 quarters, we have addressed all the hygiene issues, and in the last quarter at least we have addressed the soft factor as well in terms of engaging with people and so on. While LTM attrition is high in Q2 but when I look at month-on-month over this quarter it is significantly trending down in the right direction. So our belief is over the next couple of quarters it should probably come back to 13 to 15% where we want it to be.

Participant

Dr. Vishal, I have a couple of questions to you and Rajiv. The larger picture though we give you benefit of doubt it is only 70 days you are a chief executive of this company and from all that you set time and all, but a chief executive does it work for today or tomorrow but he will have targets, he works for future. So while you retained or maintained the revenue guidance as what it is, what are the initiatives you have taken? You see the results coming only in the next fiscal and all. Then I will ask Rajiv the other question which have not been focused?

Vishal Sikka

I will say that the meaningful results or meaningful impact from the work that we are doing now will start to materialize over the next several quarters. Mr. Murthy had laid down a 3-year roadmap and we are in a sense around 1.25 year into that and I expect that you should expect to see the results over the next 2 to 3-years obviously a meaningful impact from these things that we are doing, but the key difference is that it is not that these things that we are doing will somehow magically appear 2-years later, these are already here, they are just small and not evenly distributed yet like William Gibson wrote about in Europe, “The future is already here, it is just not evenly distributed.” It is a similar idea. So all these practices that I am talking about we already started to see engagements with clients in these areas the very first economic results from that and you will see that incrementally grow, but the meaningful impact from this will take 2 to 3-years.

Participant

Rajiv Bansal, just could you give a statement on this? Your revenue growth for the quarter on year-on-year is 2.9% whereas the profit is 28.6% and even the quarterly actually it is more 4.5%. How do you explain this? We need a statement on this to say. For the average reader normally it is in double digits which is on year-on-year is 2.9 it is almost flat. What could be the reason?

Rajiv Bansal

When you look at numbers in rupee terms rupee depreciation plays a big role in the growth numbers year-on-year or quarter-on-quarter. Since we are an Indian company and we report numbers in rupees, but the fact is that most of our earnings are in either US dollars or Euro or Australian dollars and the currency conversion plays a big role in the reported numbers. So I think the right thing would be to look at growth in dollar terms year-on-year and quarter-on-quarter and that would be the right thing to look at. This quarter we have grown 3.1% in reported currency terms in dollar terms and 3.9% constant currency terms. If you remember during the quarter, especially in September all the global currencies had depreciated big time against the dollar, especially Euro and Australian dollar which has resulted in a loss of about $16 mn during the quarterly revenue. So I think the fluctuations in the currency explain the reasons for different numbers that you see today.

Participant

But then this seem to have effect so far as the profit is concerned, it does not square up there is it not?

Rajiv Bansal

Profit is also because what happens is that when the rupee starts depreciating your profitability starts improving, because everyone per cent depreciation of rupee impacts your profitability by about 22 basis points. So what has happened over the last 1-year the rupee has depreciated significantly resulting in better operating margins but lower growth numbers year-on-year for that matter.

Participant

Last one year sequentially if you see the active clients is actually two only increase is it because many have left out or suspended accounts?

Rajiv Bansal

No, again see when the client addition or attrition data should not be looked on a quarter to quarter basis alone these are reported on a LMT basis so you would always have certain clients start at certain proof-of-concept with you start one project with you and they may not continue with that project further or they may not want to do more outsourcing see we always see additional attrition of clients. I think the important thing is to see how we are able to mine our clients, how many million dollar clients we are able to add quarter after year after year how many $100 mn, $50 mn, $20 mn, or $5 mn clients are being added and I think if you look at on that parameter we have done exceedingly well this quarter our $100 mn clients have gone up, our $50 mn clients have gone up, our $20 mn clients have gone up and quarterly fluctuations will always continue.

Participant

Hi, let me just go ahead because there is always a 5th time that I am being highlighted. My question is if you look at back of the envelop calculations and try to figure out what is the revenue per employee for Infosys it is about I think $51,000 per year or so and that’s very less for example SAP I think its $2.5 lakh per year or something per employee do you have I mean you say that we need to increase productivity, etc., and this kind of number is extremely low for a IT company do you have a target in mind or I mean I know that it’s a moving thing but would you I mean probably next 2-years or 5-years do you have a figure which you would be comfortable with?

Vishal Sikka

I think the nature of product companies, of companies who sell intellectual property is that the marginal cost of selling the same product to the next client is much less than before and so on and in our industry there is this fancy term non-linearity which this is what it means. And so therefore you see in established companies with their intellectual property base a much higher revenue per employee. We are a services company and human evolution that I have talked about is about services and we believe that we can augment and amplify the capabilities of our people with product type services with technologies and automation that amplifies them and therefore achieve a much higher productivity rate. At $51,000 roughly revenue per employee we are among the highest in the industry, certainly in India in the services industry but our aspiration is to grow much higher than that. How much higher, I think that it will take time for us to much more precisely articulate these goals over the next 1 to 2 quarters. When we understand in a more operational way what the implications of and the consequences of this strategy are, that I have laid out. So far the first 70 days the first 100 days or so have been about deeply engaging with clients, engaging with employees and engaging with partners, in understanding the dynamics of the business, in helping deliver a great Q2 which we have done, in identifying what some of these strategic areas are, and articulating that in a coherent way but at a high level and now it will be our endeavor over the next one to two quarters to much more precisely detail this out in terms of business parts and then we can have a more quantitative and substantial discussion about what kinds of numbers we feel more comfortable with. Right now I would just be flippant and say that we would be comfortable with a much higher number.

Participant

Did you lead the Daimler AG agreement that you just had or you just signed them on board. I met Michael Gorriz few months ago and he was saying there is no pre-doing predictive analysis for us for all that handles across the world so did you lead that deal?

Vishal Sikka

I have known Michael for a very long time and in the sense that I am the CEO of this company yes I guess I lead all these deals but yes I have been involved in the work that we have done with Daimler.

Shirish

Shirish from Bloomberg here. I just wanted to ask a question just sort of related to what my colleague had asked and about this whole thing on pricing - do you see yourself at some point moving up the pricing curve and how would you reconcile the two challenges of one in a very highly commoditized services market where you want to win a deal and this TCS and there is some other 3rd company and you bidding for the same deal and your sales guys are saying okay if we just drop the pricing a little we are going to win this deal okay it’s a big deal. On the other hand you are trying to move up the value chain in terms of where you are because you just spoke about the $50,000 productivity and SAP being the product company and you wanting to use automation, innovation and so on. So how are you going to reconcile both in the short and longer term with the conflict on pricing and do you see yourself moving up fairly quickly on the pricing chain given the fact that you are pushing on automation and innovation?

Vishal Sikka

I think in the new differentiated offerings we can come up new ways of pricing, new business models where the outcomes can be linked to the value delivered, and therefore you can have a much higher value that can be achieved provided that there is also higher value being perceived by the client. So in the new offerings this is relatively easier to do where you have differentiation and so on. In the existing services I think we have to find value in the existing services that we do. We have to find the way the technology helps improve the quality of the service, that helps improve the productivity, helps find better business outcome. A simple way to achieve that is to become much more clear and explicit about the value that is being delivered and not be oblivious to that. It also involves rethinking the way that we work with intellectual property and how we protect and manage intellectual property and all of these things have to be done. But yes I mean I think in the near term you can expect that. There are things that are rapidly commoditizing and in these there is always pricing pressure and you see that but our endeavor is to not continue down this downward spiral of costs and which I think is wrong not only for us but also for the whole industry and instead move up the value chain and go into much better kinds of innovation based services, much better outcome based services and I think that is a greater future for all of us.

Moderator

We will take one last question please.

Participant

You added number of clients but the client contributions to the top 5 clients and top 10 clients have remained flat and then the repeat business has gone down what are the concerns? Also if you can talk about the strategic direction for EdgeVerve and Finacle?

Rajiv Bansal

If you look at the client segmentation that we have provided there is growth in the top 5, top 10, and top 25 clients though it is slightly lower than the company average which will typically happen because when you look at on a quarter-to-quarter basis some of the large clients, their budgets will get saturated. There is only so much that you can grow with a client beyond a point unless you are able to innovate and that’s why I think what Vishal was saying about innovation to renew our business makes a lot of sense. If we have to really accelerate our growth with large clients we need to have a complete differentiated service offering, different kind of thinking, and that is what the part of the strategy that Vishal is laying out on. Having said that I think we are focusing on client mining. We continue to invest in our large clients and quarterly movements would be there but top client growth would be our priority and it continues to be so.

Vishal Sikka

I think the second part of her question was about Edge and EdgeVerve. This is an area that we are very excited about. Obviously the EdgeVerve this last quarter we separated the company as a wholly-owned subsidiary of Infosys. We are very excited about the Edgeverve roadmap. We are already seeing great traction with clients around the world across industries with this. We have more than a dozen clients of AssistEdge. We have some great clients working with us on ProcureEdge and TradeEdge or iBuy. So this is something that in all the front line area for an emerging businesses we are very excited about. We want to bring a dramatically improved user experience there, a dramatically improved experience of engaging with the product, of implementing it. As much automation as possible in doing that. As well as bringing many of the network effects at all these products to life and so we are quite excited about that.

Rajiv Bansal

I will just add I think you are misunderstanding the data which we have given. Our top 10 clients have grown by 4.2%, the top 5 clients have grown by 2.5%. What you are seeing is a percentage of those clients as a percent of our total revenues which if it remains flat means these clients have grown in line with the company growth rates.

Varun Sood

Hi Vishal, I am Varun Sood from The Economic Times. I just have two questions here. Firstly if you can just give us an update on this $100 mn fund because one of the first things which we kind of understood was that this was the first initiative you wanted to do to bring in this innovation strand for a company like Infosys but you’ve strengthened your partnership with Stanford at various levels but still we haven’t really seen any traction going there, what is really happening? And the second question is what is this next generation transformation company Infosys? You’ve outlined your whole strategy of plan, you are not giving any time line, and you are not giving any investments but what do you have in mind that say 4-years from now I want to have Infosys which would be a modern day Accenture I don’t know I am trying to understand? Thank you.

Vishal Sikka

I think with regard to the fund $100 mn fund that we have started we are starting to make the first move from this both in terms of investing in startup companies as well as in participating in investments together with venture capitalists or even in some cases also investing in VC. So you will see as interesting news that is worth sharing becomes available we will share that, but we are starting to work on this quite extensively. And in terms of the vision for the company I think that when 33-years ago when Infosys started we had a vision to build a next generation a new kind of a services company. We pioneered a global delivery model and so forth all based around the notion of education and I think around this an entirely new notion of services can be invented and we are really excited about that. A few years from now if you look back it would be great for us to look at Infosys as a company where we helped achieve massive transition, massive transformation for many of our leading clients, where we built amazing solutions that brought great value, that brought purposeful we did that using technologies. One of the clients that we worked with in the last quarter, a large company, a very large company in this mining related area and we did a project with them where we showed how data coming from trucks could be ingested into a big data platform that was done using open source technology and Cloud based hardware. We ingested more than 20,000 events per second into this 10 node cluster and we analyzed that data while it is coming from these trucks at the rate of 20,000 events per second. We analyzed that for the emerging issues in the trucks for predictive maintenance and this analytic run which is over 250 mn records, the result itself was a 1000 lines of a results set including the time to print the 1000 lines took 4 seconds. So 4 second response on a 250 mn records set for preventive maintenance, while there are trucks running around in the mine field that you need to make sure that you learn about if they are about to go down. This is one of these amazing examples of a kind of thing that we can achieve where we bring new technology at a dramatic cost performance improvement to life on a problem that is of extreme importance to our client and when we look back on it 4-year from now it would be awesome. If each of one of our clients has had a great success story like this to share in some pioneering frontline area and they say that also in the traditional services that Infosys has done we have done an amazing job of renewing that, of bring innovation and automation to that, to dramatically improve the productivity of the people I think that would be a great state to be in where no matter where in the world somebody thinks about software, where somebody thinks about innovation, they think about Infosys first. That would be a great state for us to be in.

Moderator

Thank you.